UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 10, 2018

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated July 10, 2018, announcing STMicroelectronics’ acquisition of graphical user interface Draupner Graphics.

PR N° C2854C

STMicroelectronics Acquires Graphical User Interface Software Specialist Draupner Graphics

•	Acquisition to extend STM32 ecosystem with TouchGFX highly advanced GUI solution for embedded applications
•	Will accelerate TouchGFX roadmap and scale distribution to the mass market
•	TouchGFX with STM32 products offers market-best solution to ignite “HMI of things” revolution (Human-Machine Interface)

Geneva, Switzerland, July 10, 2018 – STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, today announced its acquisition of software specialist Draupner Graphics. Draupner Graphics is the developer and supplier of TouchGFX, a software framework offering outstanding graphics and smooth animations for embedded graphical user interfaces (GUI) with minimal resource requirements and power consumption. Hosted on 32-bit microcontrollers, TouchGFX enables high-end graphics that fully live up to today’s smartphone standards across all devices and systems, including smart home and building automation systems, appliances, wearables, and audio and video systems.

STMicroelectronics, manufacturer of the STM32 family of MCUs, is a top supplier of 32-bit Arm® Cortex®-M-core MCUs with a powerful hardware and software ecosystem that accelerates and facilitates application development. Several of the STM32 product lines already support TouchGFX.

“Draupner’s TouchGFX software is a highly advanced and optimized graphic user interface solution for microcontrollers. We have been working closely with the team for 5 years and regularly see the value TouchGFX is already delivering on STM32 MCUs in different consumer, appliances, industrial, and medical applications, said Daniel Colonna, Microcontroller Marketing Director, STMicroelectronics. “The acquisition of Draupner Graphics will accelerate both TouchGFX and STM32 roadmaps to offer embedded developers and their customers more advanced features, raising the bar of human-machine interfaces across all of the devices that people interact with every day.”

“As a leading software vendor on the global market, joining the leading supplier of 32-bit embedded MCUs will give us early access to roadmaps and plans that will speed feature integration and increase adoption of our tools and STM32 MCUs,” said Jorgen Mygind, Business Development Manager, Draupner.

Terms of the transaction were not disclosed.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.
By getting more from technology to get more from life, ST stands for life.augmented.

In 2017, the Company’s net revenues were $8.35 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Michael Markowitz
Director, Technical Media Relations
Tel: +1 781 591 0354
michael.markowitz@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	July 10, 2018	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services